

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2017

Stephanie D. Fisher
Chief Financial Officer
YRC Worldwide, Inc.
10990 Roe Avenue
Overland Park, Kansas 66211

> **Re: YRC Worldwide, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 000-12255**

Dear Ms. Fisher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Non-GAAP Measures, page 24

1. Please revise your disclosure here to include a discussion of investor's use of these measures as required by Item 10(e)(1)(i)(C) of Regulation S-K. Your current disclosure discusses management's use, but not how the presentation of the measure is useful to investors.

Form 8-K Furnished August 3, 2017

Exhibit 99.1

2. Please present with equal or greater prominence the comparable GAAP measure to the non-GAAP measure "Adjusted EBITDA margin." Refer to Item 10(e)(1)(i)(A) of Regulation S-K for guidance.

Stephanie D. Fisher
YRC Worldwide, Inc.
October 17, 2017
Page 2

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any
questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief
                                        Office of Transportation and Leisure